SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                  For 25 June, 2007


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 SCHEDULE 11

    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons



This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.



(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.



(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.



(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.



(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.





All relevant boxes should be completed in block capital letters


1   Name of the Issuer                           2   State whether the notification relates to:

                                                     (i)    a transaction notified in accordance with Market
                                                     Abuse Rules;
    BANK OF IRELAND
                                                     (ii)   a disclosure made in accordance with section 53
                                                     (as extended by section 64 of the Companies Act 1990) or
                                                     entered into the issuer's register in accordance with
                                                     section 59 of the Companies Act 1990; or

                                                     (iii) both (i) and (ii).



                                                           Notification relates to (iii) above and to the UK
                                                     Disclosure Rule 3.1.4 R (1) (a)
3   Name of person discharging managerial        4   State whether notification relates to a person connected
    responsibilities                                 with a person discharging managerial responsibilities/
                                                     director named in 3 and identify the connected person


    Finbarr Murphy
                                                      N/A
5   Indicate whether the notification is in      6   Description of shares (including class) debentures or
    respect of a holding of the person referred      derivatives or financial instruments relating to shares
    to in 3 or 4 above or in respect of a
    non-beneficial interest

                                                     Ordinary Stock


    PDMR named in 3 above
7   Name of registered shareholder(s) and, if    8   State the nature of the transaction
    more than one, number of shares held by each
    of them.

                                                     Additional award of  units of Ordinary Stock, being 20%
                                                     of the Retained Vested Units, under the 1999 Long Term
    Finbarr Murphy                                   Performance Stock Plan granted in 2002.



9    Number of shares, debentures or financial     10   Percentage of issued class acquired (treasury shares
     instruments relating to shares acquired            of that class should not be taken into account when
                                                        calculating  percentage)


     608                                                0.00006%

11   Number of shares, debentures or financial     12   Percentage of issued class disposed (treasury shares
     instruments relating to shares disposed            of that class should not be taken into account when
                                                        calculating  percentage)


     N/A
                                                        N/A
13   Price per share or value of transaction       14   Date and place of transaction



     N/A                                                22 June 2007, Dublin
15   Total holding following notification and      16   Date issuer informed of transaction
     total percentage holding following
     notification (any treasury shares should not
     be taken into account when calculating
     percentage)                                        22 June 2007



     38,317 0.004%



If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:


17   Date of grant                                 18   Period during which or date on which it can be
                                                        exercised
19   Total amount paid (if any) for grant of the   20   Description of shares or debentures involved (class and
     option                                             number)
21   Exercise price (if fixed at time of grant) or 22   Total number of shares or debentures over which options
     indication that the price is to be fixed at        are held following notification
     the time of exercise
23   Any additional information                    24   Name of contact and telephone number for queries

                                                        Nicola Coyle + 353 1 6043402







Name and signature of duly designated officer of issuer responsible for making notification

Nicola Coyle - Assistant Group Secretary

____________________________________________________

Date of notification   25 June 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 June, 2007